SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  9 March 2015

Portugal Telecom, SGPS, S.A. announces the delisting of its ADSs from the New York Stock Exchange

The Board of Directors of Portugal Telecom, SGPS, S.A. (“PT SGPS” or the “Company”) has approved the delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). Each ADS of PT SGPS represents one ordinary share of PT SGPS.

PT SGPS has provided written notice to the NYSE of its intent to delist its ADSs and expects to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about March 19, 2015 to effect the delisting. Unless the Form 25 is earlier withdrawn by PT SGPS, the delisting of the ADSs will be effective ten days after the filing of the Form 25. Accordingly, PT SGPS anticipates that the last day of listing of ADSs on the NYSE will be on or about March 30, 2015.

Following the delisting of the ADSs from the NYSE, PT SGPS’s ordinary shares will continue to trade on the Euronext Lisbon.

Delisting from the NYSE will consolidate trading on PT SGPS’s primary exchange, the Euronext Lisbon. In addition, PT SGPS has received a letter from the NYSE, dated February 6, 2015, giving notice that PT SGPS was below the continued listing criteria set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of its ADSs had been less than $1.00 over a 30 consecutive trading day period. In light of these factors, and in order to achieve cost savings by eliminating the costs associated with maintaining a listing on the NYSE, PT SGPS has decided to delist the ADSs.

PT SGPS currently intends to maintain its American Depositary Receipt facility, which will enable investors to retain their ADSs and trade those ADSs in the U.S. over-the-counter market. PT SGPS has not arranged for listing and/or registration of the Company’s ADSs on another U.S. securities exchange or for quotation of the Company’s ADSs on any other quotation medium in the United States.

In addition, the Company will continue to be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, including the requirement to file annual reports on Form 20-F and to submit reports on Form 6-K.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.